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                                                                     Exhibit 99j


                              [Zenith Letterhead]

                                 _______, 1999

Dear Zenith Security Holder:

     Enclosed are several documents related to our planned financial and operational restructuring. We are asking holders of our subordinated debt to vote whether to accept the terms of our proposed prepackaged plan of restructuring under the U.S. Bankruptcy Code. If the financial restructuring is completed:

     . holders of our 6 1/4% subordinated debentures will receive approximately $483 in principal amount of new 8.19% senior debentures due 2009 for each $1,000 principal amount of our 6 1/4% subordinated debentures they hold; and

     . holders of our Common Stock will not receive any distribution, because the Company does not have enough value for a distribution to equityholders under the restructuring.

     We realize that the enclosed documents are lengthy. We urge you to read them carefully, however, because they describe our planned restructuring. First, however, let me try to put our restructuring plan into perspective for you in a summary fashion.

Background of the Restructuring

     Our operations have historically included the design, development, manufacturing and marketing of video products (including color television sets and other consumer products), and related parts and accessories. Unfortunately, we have experienced severe financial difficulties for many years. We incurred losses in all but one of the years since 1985. In addition, we project that our future cash flows will not be sufficient to meet all of our working capital requirements, scheduled cash debt service obligations and anticipated capital expenses without the restructuring.

     In light of our persistent losses, we have implemented various programs and initiatives designed to lower costs and increase profits. These programs and initiatives were financed primarily by LG Electronics Inc. If the financial restructuring is completed, LG Electronics Inc. will receive a promissory note having a projected principal amount of approximately $135.1 million, certain plant, property and equipment located in Reynosa, Mexico that has an appraised value of approximately $32.4 million and 1,000 shares of common stock, representing 100% of our outstanding common stock following the restructuring.

The Restructuring Plan

     In May 1998, we announced that we were developing a long-term restructuring plan designed to enhance our long-term viability by reducing production costs and concentrating on areas in which we believe we can operate profitably. As a result of this operational restructuring, we will become a sales, distribution and technology company, we will discontinue substantially all of our manufacturing operations and will outsource substantially all components and products.
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     At that time, we also concluded that we could not implement our operational restructuring with our current capital structure. Therefore, we developed a financial restructuring plan designed to reduce our total outstanding debt and annual interest payments. That plan, which was developed in conjunction with LG Electronics Inc., our bank lenders, and an ad hoc committee of holders of our subordinated debt is described in the enclosed documents.

     We believe that the restructuring is the best alternative for achieving a capital structure that is appropriate based on current industry conditions and our financial projections. A Special Committee of our Board of Directors composed of directors who are not officers or directors of LG Electronics Inc. or current officers of the Company has unanimously recommended the proposed restructuring to the complete Board of Directors of the Company. The Board of Directors has recommended that the holders of the subordinated debt and other impaired claims accept the restructuring. When LG Electronics Inc. and its affiliate took a majority stake in the Company, they acquired the right to designate six members of the Board of Directors. One of the members originally designated by LG Electronics Inc. is a member of the Special Committee. Since 1995, LG Electronics Inc. has had the ability to elect all of the members of the Board of Directors by virtue of the ownership by LG Electronics Inc. and its affiliate of over 50% of our common stock.

     Over the last year, the Company has been discussing the terms of the planned restructuring with a committee of three holders of our subordinated debt, Loomis Sayles & Company, L.P., Mariner Investment Group and Caspian Capital Partners L.L.P. These holders informed the Company that they collectively hold or control over 50% of the outstanding principal amount of the subordinated debt. On March 31, 1999, the members of this committee entered into an agreement with the Company and LG Electronics Inc. pursuant to which they have agreed to vote for and support the planned restructuring. The committee retained Crossroads Capital Partners LLC as its financial advisor and Hebb & Gitlin as its legal advisor to assist in the negotiations which resulted in the agreement.

How to Vote on the Restructuring

     As described in the enclosed documents, we are asking holders of our subordinated debt to accept the restructuring.

To vote on the restructuring, each holder of subordinated debt should:
     (i) fill in the enclosed Ballot;
     (ii) check the box entitled "Accepts the Prepackaged Plan" or "Rejects the Prepackaged Plan;"
     (iii) sign the Ballot; and
     (iv) return the Ballot to the Solicitation Agent as directed in the enclosed disclosure statement.

     If you hold our subordinated debt and do not wish to consent to the releases granted in favor of certain directors of the Company, certain investors in the Company, certain holders of the subordinated debt as provided for in the restructuring plan, you should check the box under Item 5 of your Ballot. The Company is aware that certain security holders have asserted or may assert that claims exist against one or more of the investors and/or directors designated by LG Electronics Inc. relating to the development of the proposed restructuring. Such claims include or might include alleged breach of fiduciary duties, violation of securities laws, or other conduct allegedly inconsistent with applicable law. To the extent any such claims exist, and to the extent that such claims are held by the Company or by holders of the subordinated debt that have accepted the restructuring, or if the class of holders of subordinated debt has
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voted in favor of the restructuring or if the holder of subordinated debt is entitled to receive a distribution of property under the restructuring, such claims will be released by the terms of the restructuring, unless such holder of subordinated debt has marked a ballot so as not to consent to the releases. Moreover, all of the directors, investors and holders of subordinated debt entitled to receive the releases, including the directors designated by LG Electronics Inc., would receive the benefits of the exculpation provisions of the restructuring, which might impair certain causes of action not affected by the releases in the restructuring.

     It is a condition to consummation of our restructuring plan that no more than 5% of the holders of the subordinated debt shall have checked the box under
Item 5.

     If you hold subordinated debentures in "street name" through a brokerage firm, bank, trust company or other sources, return the Ballot to the nominee as promptly as possible so that the nominee may complete a Master Ballot that will reflect your vote.

     All holders of our Common Stock are automatically deemed to reject the restructuring and are therefore not being asked to submit Ballots.

Finalizing the Restructuring

     Once the voting period has ended, we will determine, based on the results of the voting, whether we can finalize the restructuring. If a majority in numbers of holders of subordinated debt who vote accept the restructuring, and they hold at least 66 2/3% of the dollar amount of subordinated debt voted, each of the holders of subordinated debt will be deemed to have accepted the restructuring.

     If we receive enough votes in favor of the restructuring, we will seek to consummate the restructuring plan. If we do not receive enough votes to accept the restructuring from holders of the subordinated debt, we intend to seek the approval of the Bankruptcy Court to carry out the restructuring without such approval by using provisions of the Bankruptcy Code that would allow us to implement the restructuring over the rejection of the holders of the subordinated debt. If the Bankruptcy Court grants our request pursuant to those provisions, holders of subordinated debt will receive no distribution and retain no property under the restructuring instead of the current offer being made to them. While we believe that this treatment is permissible under the Bankruptcy Code, we recognize that arguments exist that certain case law would permit the Bankruptcy Court to reach a contrary conclusion.

Alternatives to Restructuring

     If we do not receive the vote necessary to finalize the restructuring or the Bankruptcy Court does not permit us to carry out the restructuring, we will be forced to consider some unattractive alternatives, including a liquidation of our assets or development of an alternative restructuring plan. We believe that the current restructuring will minimize the disruption to our business and ultimately results in a larger distribution for creditors than would occur under our other alternatives.

In Conclusion

     Again, we urge you to read all the enclosed documents carefully and to follow the instructions for participating in the restructuring before the expiration date on _________________.
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     We believe the restructuring provides the best alternative for creating a capital structure that is appropriate given our operational capabilities. We are nearing the end of a very lengthy process that is the most likely of the alternatives to result in a stronger and well-positioned Company with manageable debt obligations. As we work toward completing the restructuring, we thank you for your continued support.

                                Sincerely,


                                Jeffrey P. Gannon
                                President and Chief Executive Officer